EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2014.

	For the Years Ended December 31,
Computation of Earnings to Fixed Charges	2014	2013	2012	2011	2010
(in thousands, except ratios)
Earnings:
Income before assessments	$67,066	$68,373	$78,655	$99,063	$32,432
Fixed charges	130,692	145,362	194,248	270,084	398,091
Earnings available for fixed charges	$197,758	$213,735	$272,903	$369,147	$430,523
Fixed Charges:
Interest expense	130,037	144,473	193,343	269,142	397,256
Interest portion of rental expense (1)	655	889	905	942	835
Fixed charges	$130,692	$145,362	$194,248	$270,084	$398,091
Ratio of earnings to fixed charges	1.51	1.47	1.40	1.37	1.08

(1)
The interest portion of rental expense represents approximately 1/3 of annual net rental expense and does not include $249,000, $648,000, $837,000, and $442,000 in recoveries in 2013, 2012, 2011, and 2010 of our lease abandonment costs due to adjustments in projected future rental rates.